                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)*


                             PDS Financial Corporation
                       --------------------------------------
                                  (Name of Issuer)


                       Common Stock, $.01 par value per share
                       --------------------------------------
                           (Title of Class of Securities)


                                    69329T 10 5
                       -------------------------------------
                                   (CUSIP Number)


                                      4/14/99
              -------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on following page(s))

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                                                          Page 2 of 4 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.   69329T 10 5
          ---------------------------------


1.   NAME OF REPORTING PERSON:   Lona M. B. Finley


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  [__]
                                                           (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                    5.   SOLE VOTING POWER 253,786. (1)
      NUMBER OF
       SHARES
     BENEFICIALLY   6.   SHARED VOTING POWER   384,577.(2)
      OWNED BY
        EACH
      REPORTING     7.   SOLE DISPOSITIVE POWER 253,786. (1)
       PERSON
        WITH
                    8.   SHARED DISPOSITIVE POWER  384,577. (2)


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     384,577 (3)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
     [x]  (4)

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.0%

12.  TYPE OF REPORTING PERSON*
     IN

(1) Includes 21,000 shares held as custodian for minor children; excludes 11,200 shares held as co-trustee for minor child.
(2) Includes sole voting power shares and 11,200 shares held as co-trustee of a trust for minor child.
(3) Includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee, and 21,000 shares held as custodian for minor children.
(4) Excludes 1,043,386 shares held by spouse with sole voting power for which beneficial interest is disclaimed.

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                                                          Page 3 of 4 pages

ITEM 1(a).     Name of Issuer
               --------------

               PDS Financial Corporation


ITEM 1(b).     Address of Issuer's Principal Executive Offices
               -----------------------------------------------
               6171 McLeod Dr.
               Las Vegas, NV 89120


ITEM 2(a).     Names of Persons Filing
               ---------------------
               Lona M. B. Finley

ITEM 2(b).     Address of principal business office
               ------------------------------------
               6171 McLeod Dr.
               Las Vegas, NV 89120

ITEM 2(c).     Citizenship
               -----------
               United States of America


ITEM 2(d).     Title of Class of Securities
               ----------------------------

               Common Stock, $.01 par value per share


ITEM 2(e).     CUSIP Number
               ------------
               69329T 10 5


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
               ---------
               Not applicable


ITEM 4.        Ownership
               ---------

          (a)  Amount beneficially owned 384,577.(5)


          (b)  Percent of class 10.0% .





(5) Excludes 1,043,386 shares held by spouse for which beneficial interest is disclaimed.

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                                                          Page 4 of 4 pages

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote SEE COVER PAGE.

               (ii)  shared power to vote or to direct the vote SEE COVER PAGE.

               (iii) sole power to dispose or to direct the disposition of:
                     SEE COVER PAGE.

               (iv)  shared power to dispose or to direct the disposition of:
                     SEE COVER PAGE.


ITEM 5.        Ownership of Five Percent or Less of a Class
               --------------------------------------------
               Not applicable


ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person
               ---------------------------------------------------------------
               Not applicable


ITEM 7.        Identification and Classification of the Subsidiary Which
               -----------------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company
               -------
               Not applicable

ITEM 8.        Identification and Classification of Members of the Group
               ---------------------------------------------------------
               Not applicable


ITEM 9.        Notice of Dissolution of Group
               ------------------------------

               Not applicable

ITEM 10.       Certification
               -------------

               Not applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 9, 2000

                                    /s/ Lona M.B. Finley
                                  ---------------------------------------
                                   Lona M. B. Finley